

July 13, 2011

Via E-mail
Robert Hoglund
Senior Vice President and
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

> **Re:** **Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-14514**

Dear Mr. Hoglund:

We have reviewed your response dated June 21, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to the Financial Statements, page 95

Note B - Regulatory Matters, page 100

Other Regulatory Matters, page 112

1. We note your response to comment one of our letter dated June 8, 2011. Tell us specifically 1) the dollar amounts determined by the consultant based on the examination of the "limited number of the contractor's projects" and 2) the nature of each specific matter identified by the consultant. In this regard, we are uncertain why you would not accrue this minimum amount exclusive of applying the contractor's methodology to the data in CECONY's purchasing systems. In other words, if a specific instance(s) of illegal

or improperly charged work was identified by the consultant then tell us why these amounts would not have been accrued. Lastly, tell us to date the consultant's findings on this matter. We may have further comment.

Note E - Pension Benefits, page 116

2. We note your response to comment three of our letter dated June 8, 2011. We note you are capitalizing OPEB costs associated with capital projects. If a regulator approves a total deferral and recovery period of more than 20 years, a regulatory asset should not be recognized for any costs not recovered by the end of the approximate 20-year period. In this regard, tell us if you are recovering the full amount of capitalized OPEB costs within 20 years. Refer to ASC 980-715-25-5 b.3.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551- 3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief